Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2022 Financial Results

Conference call and webcast: today, March 9, 2023, 9:00 am ET

Rehovot, Israel – March 9, 2023 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science based product discovery and development utilizing cutting edge computational biology technologies, across multiple market segments, today announced its financial results for the fourth quarter and full year period ending December 31, 2022.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “We are very proud of the achievements made by Evogene and its subsidiaries in the past year. Throughout 2022, we made progress and have advanced the artificial-intelligence technology underlying our tech engines which are MicroBoost AI supporting the discovery and development of microbe-based products, ChemPass AI supporting small-molecule based products and GeneRator AI supporting products based on modifying genetic elements."

“Lavie Bio, our subsidiary focused on developing and commercializing microbiome-based ag-biological products, leveraging Evogene’s MicroBoost AI tech-engine, has not only seen progress in 2022, but also received external validation of its value, via a $10 million SAFE investment and strategic collaboration with ICL, a leading global specialty mineral and ag-tech company. In spring 2022, Lavie Bio saw initial sales and revenue from ThrivusTM, our inoculant product for spring wheat, which is a combination of bacterial strains which improve nutrient availability and uptake, improving plant health and we expect sales to be significantly expanded in the 2023 spring season. Furthermore, Lavie Bio’s product development pipeline continues to advance. Throughout 2022, we conducted a number of successful field trials for our bio-fungicide products with positive results and in October 2022, we submitted the registration to the U.S. Environmental Protection Agency for our novel bio-fungicide LAV311 product, targeting fruit rots and mildews, which is a final step prior to the commercialization of LAV311 in the US.”

“Another external validation to the value contained within our subsidiaries and now becoming more apparent is through an investment in Biomica, our subsidiary developing microbiome-based therapeutics for the treatment of immune-mediated and infectious diseases, leveraging Evogene’s MicroBoost AI tech-engine. It is a vote of confidence from leading Chinese private equity fund, Shanghai Healthcare Capital (“SHC”), the lead investor of a $10 million seed investment round into Biomica, at a post money valuation of $50 million. This external and independent endorsement of Biomica, validates our belief in Biomica’s long-term potential to achieve its targets. In terms of its product pipeline, Biomica continues to advance its phase-I clinical trial for its microbiome-based immuno-oncology drug candidate, with results expected later in 2023. Biomica's IBD (inflammatory bowel disease) program, completed the pre-clinical phase successfully and aims to progress to a phase-1 US clinical trial. Biomica’s third program for IBS (irritable bowel syndrome), has completed the discovery-phase in 2022 and is progressing into a pre-clinical phase.”

“Our subsidiary AgPlenus has a goal to discover new mode-of-action crop protection products including herbicides, insecticides and fungicides, leveraging our ChemPass AI tech-engine. AgPlenus continues to work closely with Corteva, already under a three-year collaboration agreement, to develop new mode-of-action herbicides to target resistant weeds and we look to broadening AgPlenus' collaboration to other major global players. The most advanced program within the internal product pipeline, focuses on the target protein APH1, representing a novel mode-of-action for herbicides, aiming to provide broad spectrum weed control. In 2022, we achieved our milestone in this program to expand its data package as preparation for potential license agreements. We see strong market interest from the major ag-tech companies for our products in the pipeline and especially for our unique technology, which we aim to materialize into additional collaboration agreements.”

“Following our recent generation-2 product launch and commercialization, Canonic, our subsidiary that has developed attractive medical cannabis products, using Evogene’s GeneRator AI tech-engine to select genes to provide maximal levels of THC and unique terpenes profiles, is seeing increasing sales. At the same time, we understand the global cannabis market has become increasingly competitive during the past year and we don’t expect that situation to change in the near term. While we are continuing to support Canonic's growth, we have made some recent structural changes to lower expenses and we are considering various longer-term options.”

“Finally, Casterra is a subsidiary that was established many years ago focused on developing castor seeds for biofuel and leveraging Evogene’s GeneRator AI tech-engine. We always held a long belief in the advantages of castor as a bioenergy and biopolymer source. While our activities in this arena were somewhat dormant in recent years, the biofuel industry is finally beginning to follow our vision that castor oil can serve as a source for bio-diesel and we have seen a great recent resurgence in interest. Our technology not only produces an energy-dense seed, we have also created a plant tailored specifically for efficient mechanized harvesting, previously a hurdle limiting the use of castor. Casterra recently signed an agreement with one of the world’s leading energy companies based in Europe, selling them our seeds for growing castor to be used as biofuel in Africa. We have built a strong relationship with our EU partner, and hope to expend the scope of our engagement in the coming years.”

“Not only have we seen strong success in 2022, but it has been validated by major external players by their investments. It ties their interests with ours into the long-term growth and value potential of our subsidiary companies. This is a substantial validation of all our hard work and our collective achievements to date, and demonstrates significant credibility of the value that Evogene’s AI tech-engines provide.”

Consolidated Financial Results Summary

Cash position: Evogene continues to maintain a solid financial position for its activities with approximately $35 million in consolidated cash, cash equivalents and marketable securities as of December 31, 2022. This amount does not include the $10 million investment to Biomica by SHC that is expected to be closed in the coming weeks.  Approximately $9.7 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

During the fourth quarter, the consolidated cash usage was approximately $2.6 million, or approximately $0.4 million, excluding Lavie Bio. For 2022 as a whole, the consolidated cash usage was approximately $28.5 million, or approximately $20.0 million, excluding Lavie Bio. The consolidated cash usage for 2022 included financing expenses in the amount of $2.3 million due to U.S. Dollar and New Israeli Shekel exchange rate differences and a decrease in the market value of marketable securities in the amount of $0.8 million.

Revenues: Revenues for the fourth quarter of 2022 were $660 thousand, in comparison to $311 thousand in the same period the previous year. Revenues for the full year 2022 were $1.7 million, in comparison to $0.9 million in 2021. The increase in revenues was primarily due to revenues recognized per the collaboration agreement of Evogene’s subsidiary AgPlenus with Corteva, as well as revenues from sales of Canonic’s medical cannabis products in Israel.

R&D expenses for the fourth quarter of 2022, which are reported net of non-refundable grants received, were $4.8 million, in comparison to $6.0 million in the same period in the previous year. For the full year 2022, these expenses were $20.8 million, in comparison to $21.1 million in 2021. The main contributors to R&D expenses were Lavie Bio's activities supporting the production and commercialization of its inoculant product ThrivusTM, Evogene’s ongoing development of its technology engines and Biomica’s microbiome-based therapeutics development efforts.

Sales and marketing expenses were approximately $1.2 million for the fourth quarter of 2022, in comparison to $0.7 million in the same period the previous year. For the full year 2022, these expenses were $3.9 million, in comparison to $2.7 million in 2021. The increase was mainly due to Lavie Bio’s increased business development personnel and commercial trials of its inoculant product, ThrivusTM, performed during 2022 and increased business development personnel in Canonic.

General and Administrative expenses were $1.7 million in the fourth quarter of 2022, in comparison to $2.0 million in the same period in the previous year.  For the full year 2022, these expenses were $6.5 million, in comparison to $7.3 million in 2021. The decrease was mainly attributed to the decrease of the costs of directors' and officers' insurance, and to the decrease of share-based compensation expenses.

Other income was $3.5 million in the fourth quarter and full year of 2022. This was received from Bayer under their joint seed traits collaboration agreement with Evogene, as part of a restructuring and release of the patent filing, prosecution, and maintenance obligations under the collaboration.

Operating loss: Operating loss for the fourth quarter of 2022 was $3.8 million, in comparison to $8.7 million in the same period in the previous year. Operating loss for the full year 2022 was $26.9 million, in comparison to $31.0 million in 2021. The decrease in operating loss is mainly due to the  other income received from Bayer, as described above.

Financing income for the fourth quarter of 2022 was $6 thousand, in comparison to financing income of $602 thousand in the same period in the previous year. Financing expenses for the full year 2022 were $2.8 million, in comparison to financing income of $0.5 million in 2021. The difference between periods was mainly due to U.S. Dollar and New Israeli Shekel exchange rate differences between periods, and a change in the value of marketable securities.

Net loss: Net loss for the fourth quarter of 2022 was $3.8 million, in comparison to a net loss of $8.1 million in the same period in the previous year. Net loss for the full year 2022 was $29.8 million, in comparison to a loss of $30.4 million for 2021.

***
Conference Call & Webcast Details:

Date: March 9, 2022

Time: 9:00 am ET; 16:00 Israel time

Dial-in numbers:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast & Presentation link available at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

The Company's investor presentation can be viewed at the above link, which is in the investor relations section of the company website.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses the growth and value potential in its subsidiaries, the scope for expansion and revenue growth in the coming years for Casterra, potential advancements in the pipeline and collaborations for AgPlenus, increased revenue and lower expenses for Canonic during 2023, expansion of sales of ThrivusTM in 2023 and advancement of Lavie Bio’s product development pipeline and the timing and results of the clinical trials and pre-clinical trials of Biomica’s products. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact
Kenny Green, Investor Relations E: kenny.green@evogene.com T: +1 212 378 8040

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$28,980	$32,325
Short-term bank deposits	-	3,000
Marketable securities	6,375	18,541
Trade receivables	348	281
Other receivables and prepaid expenses	1,482	2,651
Inventories	566	92

	37,751	56,890
LONG-TERM ASSETS:
Long-term deposits and other receivables	74	25
Deferred taxes	94	-
Right-of-use-assets	1,568	2,109
Property, plant and equipment, net	2,499	2,073
Intangible assets, net	14,140	15,207

	18,375	19,414

	$56,126	$76,304
CURRENT LIABILITIES:
Trade payables	$1,036	$1,463
Employees and payroll accruals	1,987	2,662
Lease liability	884	974
Liabilities in respect of government grants	79	89
Deferred revenues and other advances	22	175
Other payables	1,617	1,519

	5,625	6,882
LONG-TERM LIABILITIES:
Lease liability	932	1,695
Liabilities in respect of government grants	4,665	4,307
Convertible SAFE	10,114	-

	15,711	6,002
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized – 150,000,000 ordinary shares; Issued and outstanding –41,260,439 shares on December 31, 2022 and 41,170,168 shares on December 31, 2021	235	234
Share premium and other capital reserve	261,402	260,488
Accumulated deficit	(233,707)	(207,069)

Equity attributable to equity holders of the Company	27,930	53,653

Non-controlling interests	6,860	9,767

Total equity	34,790	63,420

	$56,126	$76,304

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$1,675	$930	$660	$311
Cost of revenues	909	767	364	267

Gross profit	766	163	296	44

Operating expenses (income):

Research and development, net	20,792	21,125	4,753	6,016
Sales and marketing	3,933	2,738	1,168	720
General and administrative	6,482	7,253	1,657	2,000
Other income	(3,500)	-	(3,500)	-

Total operating expenses, net	27,707	31,116	4,078	8,736

Operating loss	(26,941)	(30,953)	(3,782)	(8,692)

Financing income	516	1,935	169	938
Financing expenses	(3,329)	(1,414)	(163)	(336)

Financing income (expenses), net	(2,813)	521	6	602

Loss before taxes on income	(29,754)	(30,432)	(3,776)	(8,090)
Taxes on income (tax benefit)	90	13	45	(6)

Loss	$(29,844)	$(30,445)	$(3,821)	$(8,084)

Attributable to:
Equity holders of the Company	(26,638)	(27,793)	(2,998)	(7,371)
Non-controlling interests	(3,206)	(2,652)	(823)	(713)

	$(29,844)	$(30,445)	$(3,821)	$(8,084)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.65)	$(0.69)	$(0.07)	$(0.18)

Weighted average number of shares used in computing basic and diluted loss per share	41,210,184	40,433,303	41,234,438	41,169,222

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities

Loss	$(29,844)	$(30,445)	$(3,821)	$(8,084)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,513	1,302	396	317
Amortization of Intangible assets	1,067	932	245	235
Share-based compensation	1,186	2,609	291	737
Revaluation of convertible SAFE	114	-	114	-
Net financing expenses (income)	2,979	(884)	(149)	(733)
Decrease (increase) in accrued bank interest	7	11	-	(4)
Loss from derecognition of property, plant and equipment	-	121	-	121
Taxes on income (tax benefit)	90	13	45	(6)

	6,956	4,104	942	667
Changes in asset and liability items:

Decrease (increase) in trade receivables	(67)	(59)	104	(130)
Decrease (increase) in other receivables	1,113	637	670	(791)
Increase in inventories	(474)	(92)	(401)	(92)
Increase in deferred taxes	(94)	-	(94)	-
Increase (decrease) in trade payables	(469)	625	131	(362)
Increase (decrease) in employees and payroll accruals	(675)	127	(337)	301
Increase in other payables	48	290	634	266
Increase (decrease) in deferred revenues and other advances	(153)	128	(338)	175

	(771)	1,656	369	(633)

Cash received (paid) during the period for:

Interest received	186	297	68	52
Interest paid	(165)	(315)	191	(90)
Taxes (paid) received, net	(40)	(13)	(6)	6

Net cash used in operating activities	$(23,678)	$(24,716)	$(2,257)	$(8,082)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from investing activities

Purchase of property, plant and equipment	$(1,171)	$(847)	$(199)	$(260)
Proceeds from sale of marketable securities	12,356	4,395	4	3,378
Purchase of marketable securities	(911)	(23,114)	(252)	(1,710)
Withdrawal from (investment in) bank deposits, net	3,000	(1,000)	-	600

Net cash provided by (used in) investing activities	13,274	(20,566)	(447)	2,008

Cash flows from financing activities

Proceeds from issuance of ordinary shares, net of issuance expenses	21	29,582	21	-
Proceeds from issuance of convertible SAFE	10,000	-	-	-
Proceeds from exercise of options	7	484	-	8
Repayment of lease liability	(803)	(580)	(437)	(143)
Proceeds from government grants	149	824	60	32
Repayment of government grants	(31)	(34)	-	-

Net cash provided by (used in) financing activities	9,343	30,276	(356)	(103)

Exchange rate differences - cash and cash equivalent balances	(2,284)	1,102	180	869

Decrease in cash and cash equivalents	(3,345)	(13,904)	(2,880)	(5,308)

Cash and cash equivalents beginning of the period	32,325	46,229	31,860	37,633

Cash and cash equivalents end of the period	$28,980	$32,325	$28,980	$32,325

Significant non-cash activities

Acquisition of property, plant and equipment	$74	$32	$74	$32
Increase of right-of-use-asset recognized with corresponding lease liability	$90	$841	$71	$53
Exercise of pre-funded warrants	$-	$4,365	$-	$-